Filed by Brilliant Acquisition Corporation

pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nukkleus Inc.

(Commission File No. 000-55922)

Date: November 30, 2023

Nukkleus Inc. issued the press release below on November 30, 2023. As previously disclosed in Brilliant Acquisition Corporation’s supplement filed pursuant to Rule 425 under the Securities Act of 1933 on November 29, 2023, Brilliant’s chairman intends to adjourn its special meeting of shareholders to approve the planned business combination with Nukkleus to December 13, 2023 at 10:00 a.m. ET. The adjourned special meeting will be held using the same dial-in information as the meeting to be initially held on December 1, 2023.

FOR IMMEDIATE RELEASE

Nukkleus, Inc. Finalizes Transformative Merger with Brilliant Acquisition Corp, Unveiling New Horizons in Digital Asset Solutions for Customers

NEW YORK, Nov. 30, 2023 /PRNewswire/ — Nukkleus, Inc. (formerly Compliance & Risk Management Solutions Inc.) (OTC: NUKK) proudly announces the imminent completion of its strategic merger with Brilliant Acquisition Corp (Nasdaq: BRLI), marking a significant milestone in the financial technology landscape. This merger, valuing Nukkleus at around $105 million, signifies a bold step into a future rich with digital asset opportunities for businesses and investors alike.

Strategic Insight from Nukkleus Management

Emil Assentato, CEO & Chairman of Nukkleus, reflects on this landmark event: “The successful merger with Brilliant Acquisition Corp is not just a corporate achievement; it’s a gateway to a world brimming with digital asset possibilities for our clients. Our combined strengths position us uniquely to offer innovative, market-leading solutions in the digital asset space.”

A New Era for Digital Asset Customers

Nukkleus’s merger with Brilliant is set to redefine the landscape for customers seeking robust digital asset technologies, investment and solutions:

Advanced Digital Asset Investments: Nukkleus holds a significant 5% interest in Europe’s exclusive regulated spot Bitcoin ETF—a pioneering investment vehicle that not only exemplifies innovation but also mirrors parallel efforts in the U.S. to launch akin products. This strategic investment by Nukkleus underscores its commitment to providing clients access to groundbreaking and potential-rich digital economy assets

Revolutionary Payment Solutions: Expanding our UK FCA registered offerings in blockchain-enabled, multi-currency, cross-border payment solutions to deliver institutional clients a modern alternative to the legacy SWIFT cross border system.

Award winning Digital Asset Custody and Settlement: Nukkleus owns the majority share of DigiClear technology (previously known as Koine) ; and will look to offer institutional clearing, settlement and custody services through the platform.

Data Empowerment: Providing clients with rich financial market data and AI-driven analytics for informed decision-making in FX, CFDs, and cryptocurrencies.

Tailored Customer Solutions: Focusing on creating bespoke solutions that cater to the unique needs of our clients in the digital asset space.

Merger Details and Future Prospects

Nukkleus has undergone a strategic evolution through a standard SPAC merger with Brilliant Acquisition Corp, in which Nukkleus has been acquired and will be subsumed under the Brilliant corporate structure. This tactical move has rendered the previously established subsidiary model inoperative, paving the way for a streamlined integration. Following this merger, the ticker symbol BRLI will be transitioned to NUKK to maintain brand continuity and market presence. This development aligns with our overarching vision for expansive growth and underscores our commitment to customer-centric innovation and service excellence.

Nukkleus emerges as a pivotal force, ready to drive substantial growth across the digital economy. Capitalizing on the synergies created by our recent merger, we are at the threshold of pioneering advanced custody, investment, and payment solutions. This strategic move firmly positions Nukkleus at the forefront of next-generation digital asset solutions, ready to serve a broad and diverse customer base.

With an unwavering commitment to innovation, Nukkleus is set to catalyze a new wave of growth in digital asset services, thereby enhancing our client offerings. Our strategy is clear: to leverage our combined strengths to deliver a suite of services that not only meet but anticipate the needs of our clients in a dynamic financial ecosystem. Nukkleus is charting a course towards a future where digital asset management and transactions are seamless, secure, and sophisticated.

Sustained Commitment to the Market

Nukkleus’s stock will maintain its presence on the Nasdaq Capital Market under the ticker “NUKK,” symbolizing our commitment to growth, transparency, and innovation in the public marketplace.

Expert Advisory Collaboration

Our merger strategy was supported by the financial and legal expertise of ClearThink Capital LLC, Schiff Hardin LLP, RedEight Capital Limited, Axiom Capital Management, Inc., Earlybird Capital Inc., and Loeb & Loeb LLP.

About Nukkleus, Inc.

Nukkleus, Inc. (OTC: NUKK) blends cutting-edge technology with a comprehensive suite of digital asset exchange, investment, custody and payment services. We are dedicated to empowering our institutional clients and a broader customer base by offering full-service solutions in both traditional and digital asset markets, driven by a commitment to innovation and regulatory compliance.

For further information and to explore our digital asset solutions, please contact:

Jamie Khurshid COO

Jkhurshid@nukk.com

+44 7956590095

Additional Information and Where to Find It

This communication relates to a proposed business combination among Nukkleus, Brilliant and Merger Sub in which Merger Sub would merge into Nukkleus. In connection with the proposed transaction, Brilliant has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Brilliant and Nukkleus and that also constitutes a prospectus of Brilliant with respect to the shares to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus has been delivered to Brilliant’s shareholders and Nukkleus’s stockholders. Each of Brilliant and Nukkleus may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NUKKLEUS AND BRILLIANT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Brilliant or Nukkleus through the website maintained by the SEC at www.sec.gov. Stockholders of Nukkleus will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Nukkleus, Inc., 525 Washington Boulevard, Jersey City, New Jersey 07310. Shareholders of Brilliant are also able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Brilliant Acquisition Corporation, 99 Dan Ba Road, C-9, Putuo District, Shanghai, Peoples Republic of China.

Participants in the Solicitation

Brilliant and its directors and executive officers are participants in the solicitation of proxies from the shareholders of Brilliant in respect of the proposed transaction. Information about Brilliant’s directors and executive officers and their ownership of Brilliant’s ordinary shares is set forth in Brilliant’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Nukkleus and its directors and executive officers are participants in the solicitation of proxies from the shareholders of Nukkleus in respect of the proposed transaction. Information about Nukkleus’s directors and executive officers and their ownership of Nukkleus common stock is set forth in Nukkleus’s Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on April 10, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Nukkleus and/or Brilliant securities; (ii) the risk that the proposed business combination may not be completed by Brilliant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Brilliant; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the stockholders of Nukkleus and/or Brilliant, the satisfaction of the minimum trust account amount following redemptions by Brilliant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Nukkleus’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Nukkleus and potential difficulties in Nukkleus employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Nukkleus or Brilliant related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Brilliant’s securities on the Nasdaq Stock Market; (viii) the price of Nukkleus’s and/or Brilliant’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Nukkleus and Brilliant plan to operate, variations in performance across competitors, changes in laws and regulations affecting Nukkleus’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the proxy statement/prospectus contained in Brilliant’s Form S-4 registration statement described above, when available, including those under “Risk Factors” therein, the Annual Report on Form 10-K for Nukkleus and Brilliant, Quarterly Reports on Form 10-Q for Nukkleus and Brilliant and other documents filed by Nukkleus and/or Brilliant from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nukkleus and Brilliant assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nukkleus nor Brilliant gives any assurance that either Nukkleus or Brilliant will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and will not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that Brilliant or Nukkleus may file with the SEC or send to Nukkleus’s and/or Brilliant’s shareholders in connection with the proposed transaction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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